S O N F I E L D & S O N F I E L D

A Professional Corporation

LEON SONFIELD (1865-1934) GEORGE M. SONFIELD (1899-1967) ROBERT L. SONFIELD (1893-1972) ____________________ FRANKLIN D. ROOSEVELT, JR. (1914-1988)	ATTORNEYS AT LAW 2500 WILCREST DRIVE, SUITE 300 HOUSTON, TEXAS 77042-2754 WWW.SONFIELD.COM TELECOPIER (713) 877-1547 _______ TELEPHONE (713) 877-8333	ROBERT L. SONFIELD, JR. Managing Director robert@sonfield.com Jennifer Abney Legal Assistant jennifer@sonfield.com

March 24, 2015

By EDGAR correspondence

Ms. Kate Maher

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	First Titan Corp. Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed February 27, 2015 File No. 000-55072

Dear Ms. Maher:

This letter is in response to your letter of comment dated March 13, 2015 covering the captioned Proxy Statement and supplements our response dated February 27, 2015.

For your convenience, we will restate your comments followed by our response.

Proxy Statement, page 1

1.   Please reconcile your disclosure here, that the special meeting will be held in March 2015 at the Hilton Houston Southwest, with your disclosure elsewhere, such as in Exhibit C, that the meeting is to be held on February 19, 2015.

The disclosure and Exhibit C has been revised to conform in response to your comment.

2.   Please reconcile your disclosure that there are six proposals to be approved by shareholders with your disclosure on pages 7 and 8 that there are five proposals.

We have added the proposal with respect to transaction of such other business as may properly come before the special meeting, or any adjournment thereof to the body of the disclosure statement.

3.   Please present your Proposals in a way that is clearly understandable to the average investor. For example, it is unclear whether in addition to approving the issuance of additional shares of common stock and adoption of the Nevada bylaws, Proposal II also authorizes a 100 to 1 reverse stock split.

We have revised Proposal II to make clear that the “reverse split” is authorized by Proposal I and, as a result, the additional shares of common stock are authorized by Proposal II.

SONFIELD & SONFIELD

Ms. Kate Maher

Division of Corporation Finance

U.S. Securities and Exchange Commission

March 24, 2015

4.   Please revise your detailed discussions of Proposals II through V to explain what will happen if any one or more of these proposals are not approved, when others are approved.

We have added a paragraph to Proposals II, III and IV to disclose that if the reincorporation covered by Proposal I is not approved, neither Proposal II, III nor IV will be approved.

Management of the company has authorized me to provide the following statement on behalf of the company:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

/s/ Robert L. Sonfield, Jr.

Robert L. Sonfield, Jr.

Managing Director

cc: Sydney Jim (via e-mail)